ArcelorMittal announces acquisition of Canadian metals recycler Bakermet

Luxembourg, 9 June 2008 - ArcelorMittal, the world's largest and most global steel company, today announced that it has signed an agreement to acquire Bakermet, a market leader in the scrap metal recycling industry in Eastern Ontario, Canada.

Bakermet, which specializes in all types of ferrous and non-ferrous metal, processed approximately 130,000 short tons of ferrous and 40 million pounds of non-ferrous metals in 2007. The plant, located near Ottawa, will secure upstream self sufficiency in shredded metal for ArcelorMittal's Contrecoeur mill (ArcelorMittal Montreal).

Commenting, Jos Jacqué, CEO of ArcelorMittal Long Carbon North America, said: "This acquisition further strengthens our access to and ownership of key raw material supplies. Further, we are delighted that Bakermet's existing management, have committed to stay with the business and bring a wealth of experience to the ArcelorMittal group. We are excited by this opportunity and look forward to integrating the Bakermet operations into the ArcelorMittal group."